Exhibit 99.5

ELECTRA BATTERY MATERIALS CORPORATION

Form 51-102F6

Statement of Executive Compensation

The following information, dated as of May 21, 2024, sets out the statement of executive compensation of Electra Battery Materials Corporation (“Electra” or the “Company”) for the financial year ended December 31, 2023, prepared in accordance with Form 51-102F6 – Statement of Executive Compensation.

Report of the Compensation, Governance, and Nominating Committee

The Company is pleased to give you important background information and context to the executive compensation discussion and analysis that follows and the decisions made about executive compensation for the financial year ended December 31, 2023. The Company’s executive compensation philosophy is based on pay for performance and prudent risk management to motivate the senior leadership to execute corporate strategy in a manner that delivers strong results for shareholders of the Company (the “Shareholders”).

Our Approach to Compensation

The current compensation plan adopts a balanced approach between shorter-term results and longer-term strategic objectives and is designed with the following considerations in mind:

•	Linking compensation to the Company’s performance;

•	Emphasizing variable compensation that is contingent upon achievement of key business objectives;

•	Compensating executives at a level and in a manner that ensures Electra is capable of attracting, motivating and retaining superior talent; and

•	Aligning the interests of executive officers with the short- and long-term interests of Shareholders.

To strengthen the alignment between pay and performance, a percentage of the senior executive officers’ compensation is variable in nature, in the form of cash bonuses and Options, RSUs, PSUs and DSUs under the 2022 Amended and Restated LTIP. The 2022 Amended and Restated LTIP provides the Company flexibility in the design of executive compensation programs, including vesting criterion contingent on future performance.

Compensation Discussion and Analysis

The compensation discussion and analysis describe Electra’s compensation policies and practices for its Chief Executive Officer, Chief Financial Officer and its three (3) other most highly compensated executive officers. These individuals are referred to in this compensation discussion and analysis as the “Named Executive Officers” (“NEOs”).

The Compensation, Governance, and Nominating Committee (the “CGN Committee”) considers the implications of the risks associated with the Company’s compensation policies and practices and reports such implications to the board of directors of the Company (the “Board”). The Board strives to ensure that the members of the CGN Committee have the skills and experience required to make decisions on whether the Company’s compensation policies and practices are consistent with its risk profile. The CGN Committee believes that the executive compensation structure addresses potential risks by tying a portion of overall compensation to the achievement of certain milestones, including: (i) criteria relating to annual performance, in the case of bonus payments and (ii) vesting periods for Options or other Awards. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

The Company’s NEOs and directors are not permitted to purchase financial instruments that are designed to hedge or offset a decrease in the market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director. For greater certainty, but without limiting the generality of the foregoing, such financial instruments include prepaid variable forward contracts, equity swaps, collars, or units of exchange funds.

Named Executive Officers

During the financial year ended December 31, 2023, Electra’s NEOs were Trent Mell, Craig Cunningham, the former Chief Financial Officer of the Company, Peter Park, the former Chief Financial Officer of the Company, Mark Trevisiol, Vice-President, Project Development of the Company, Michael Insulan, Vice-President, Commercial of the Company, and Joe Racanelli, former Vice-President, Investor Relations of the Company. David Allen, the Current Chief Financial Officer of the Company, was appointed on January 1, 2024 following Peter Park’s resignation.

Objectives of the Executive Compensation Program

The Company’s executive compensation practices underpin several objectives:

•	Attract, motivate and retain highly qualified and experienced executives;

•	Recognize and reward contributions to the success of the Company as measured by the accomplishment of performance objectives;

•	Ensure that a significant proportion of compensation is directly linked to the success of the Company while not encouraging excessive or inappropriate risk-taking;

•	Promote adherence to the high standards and values reflected in the Company’s Code of Conduct and Sustainability Charter;

•	Ensure retention by setting total direct compensation targets at a level that is competitive with the markets in which the Company competes; and

•	Protect long-term Shareholder interests by ensuring NEOs and other senior executives’ interests are aligned with those of Shareholders.

Fundamentally, the Company’s compensation practices are intended to promote value-creation actions for the benefit of Shareholders, and to reward individual and team efforts for meeting short-term and long-term objectives.

Executive Compensation Strategy

NEOs cannot control a number of significant factors that impact financial results, including commodity prices, foreign exchange rates and regulatory uncertainty. Our compensation program design thus considers factors over which the executive officers can exercise control, such as advancing the Company’s strategic plan, meeting budget targets established by the Board at the beginning of each year, controlling costs, mitigating risks, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company. NEOs will participate in the compensation process and coordinate with the Board in setting target bonuses and objectives. The Board can subsequently exercise discretion in their award of compensation absent attainment of the relevant performance criteria or reduce or increase the size of any award or payout.

For the December 31, 2023 fiscal year, the Company’s Board of Directors, through its CGN Committee, assessed milestones achieved in light of the difficult inflationary landscape that resulted in the suspension of the cobalt refinery construction project. Several objectives were met in part or in whole but a significant shortcoming related to the higher capital budget requirements for completion of the Company’s cobalt sulfate refinery.

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The refinery project was impacted by many of the same pressures affecting other North American construction projects, including supply chain delays and geopolitical issues in Europe that caused a 75% increase in energy prices and initiated significant ripple effect in other commodities. Inflation rates worldwide hit 40-year highs. Labour contracts in Ontario of 8-9% increases year on year. Transportation costs, iron ore, steel, nickel all had over 50% increases in prices.

Highlights in 2023 included:

•	70,000 hours without any lost time injuries;

•	Completed erection of the solvent extraction and crystallizer buildings;

•	Received all long lead, custom fabricated equipment, including crystallizer unit, SX tanks, and structural steel;

•	Recommissioned the brownfields refinery building and ran a plant-scale demonstration plant to test the Company’s black mass battery recycling refinery;

•	Produced the first nickel-cobalt mixed hydroxide precipitate (MHP) in North America and sold approximately 20 tonnes to commercial clients;

•	Extended LG Energy Solution contract from 7,000t over 3 years to 19,000t over 5 years; and

•	Increased convertible notes from US$36 million to US$51 million and completed a $21.5 million equity financing.

Peer Group Selection

A diverse approach was taken to develop a peer group, with consideration for development stage companies and battery materials companies to account for Electra’s rapid growth and the emerging industry. Due to the limited number of cobalt and lithium companies at similar stages, a broader market capitalization range was applied to select the peer group. Some precious metals companies were included as they are similar in size and compete for the same board and executive talent.

For the 2023 calendar year, which includes the most recently completed financial year, the general criteria applied in selecting the comparator group were as follows:

a.	Business Content/ Scope – Peer group companies should operate in similar industries and/or sub-industries with comparable geographic location(s) and business/cost models.

b.	Size of Operations – Compensation availability and levels are typically aligned with size of operations and financial performance.

c.	Financial Performance – Market capitalization is a key determinant for similar comparison. Other indicators include: assets, number of employees and share price.

d.	Statistical Reliability and Validity – To ensure the compensation data is reliable and pay decision making has validity the ideal number of peer group companies should be between 10-15.

e.	Talent Competitors – The availability of executive talent or lack thereof presents attraction and retention challenges locally where a company operates and globally. Talent competitors need to be considered as they can impact compensation element movements; sometimes significantly.

Based on those criteria, the following group of companies in 2023 was determined to be an appropriate comparator group:

•	Alpha Lithium

•	Canada Nickel Company

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•	Cobalt Blue Holdings

•	CoTec Holdings

•	Euro Manganese

•	FPX Nickel Corp

•	Jervois Global

•	Li-Cycle

•	Nano One

•	Nouveau Monde Graphite

•	Rock Tech Lithium

•	Sherritt International

Based on a review of the peer group noted, the base salaries and total compensation paid to the CEO of the Company were below the average range of the peer group and other NEOs were found to generally align with the fifty to seventy fifth percentile range of the peer group.

Elements of Compensation

Compensation is comprised of three main components: base salary, annual bonus and Options and other long-term incentives.

a)	Base Salary – Base salary represents approximately half of the CEO’s total compensation and a higher percentage of the Company’s compensation program for other NEOs. The Company’s view is that a competitive base salary is a necessary element for retaining qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by the number of years’ experience, personal performance and by comparisons to the base salaries and total compensation paid to executives of comparable publicly-traded companies within the North American materials sector, specifically those focused on developing the battery materials supply chain.

b)	Annual Bonus – Along with the establishment of competitive base salaries and long-term incentives, one of the objectives of the executive compensation strategy is to encourage and recognize strong levels of performance by linking the achievement of corporate and individual goals and objectives with variable cash compensation in the form of an annual bonus.

As noted above, many but not all corporate objectives for 2023 were achieved, yielding a score of no more than 50% of target for any of the executives. Bonuses were primarily in the form of non-cash incentives to the executive team commensurate with that performance.

c)	Stock Options and other long-term incentives – The award of long-term incentives is intended to give each Option holder an interest in preserving and maximizing shareholder value in the longer term. In addition, the grant of Awards generally is intended to align the interests of executive officers with those of Shareholders and to enable the Company to attract and retain individuals with experience and ability. Award grants are considered when reviewing executive officer compensation packages as a whole. Options generally have a five-year term, are subject to vesting provisions of up to three years and carry an exercise price equal to the fair value of the common shares in the capital of the Company (the “Common Shares”) as at the granting date. DSUs vest one year from the grant date but may not be exercised until the director ceases to serve on the Board. PSUs generally vest in two (2) tranches over a 12-month period contingent on achieving strategic corporate objectives. There are 599,331 DSUs, nil PSUs and 298,152 RSUs outstanding as of the date of this Statement of Executive Compensation. The periodic award of Awards under the Company’s 2022 Amended and Restated LTIP is determined by the Board based on the recommendations of the CGN Committee, is discretionary and takes into account previous Option awards as well as typical market practices of the comparator group of companies.

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Risks Associated with Compensation

Considering the Company’s size, the Board does not deem it necessary to consider at this time the implications of the risks associated with the Company’s compensation policies and practices. However, the Company believes its compensation policies alleviate risk by having a balance of short term (salary) and long-term compensation. The CGN Committee will also evaluate the risks and adjust the Company’s compensation policies as necessary. As previously mentioned, Options and other non-Option based awards are granted to retain NEOs and motivate the NEOs by rewarding sustained, long-term development and growth that will result in increases in stock value. There is no formal process for assessing when such awards are to be granted. Options and/or non-Option based awards are granted at a time determined necessary by the CGN Committee and the Board in their discretion.

Financial Instruments

The Company does not currently have a policy that restricts NEOs or directors from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity. However, as of the date of this Statement of Executive Compensation, no NEO or director of the Company has participated in the purchase of such financial instruments pertaining to the Company.

Performance Chart

The following chart compares the yearly percentage change in the cumulative total shareholder return on the Common Shares against the cumulative total shareholder return of the S&P/TSX Venture Composite Total Return Index for the financial periods 2018 through 2023, assuming a $100 initial investment with all dividends reinvested.

Note:

(1)	On April 13, 2022, the Company consolidated its Common Shares on the basis of one new post-consolidation Common Share for every 18 pre-consolidation Common Shares.

In 2018, the Common Share price traded in tandem with the price of cobalt, which dropped from a multi-year high of more than US$45 per pound to less than US$15 per pound. As the Company’s strategy shifted from cobalt exploration towards a stronger focus on hydrometallurgical refining of primary and recycled critical minerals, including cobalt, share price performance became less correlated with the price of cobalt. When the Company commenced procurement and construction in the post-Covid period, it was exposed to supply chain disruptions and inflation levels not seen in forty years, which adversely impacted stock price performance in 2022 and 2023.

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The Company is committed to increasing shareholder value and the CGN Committee and Board do take share price performance into consideration when making compensation determinations. The Company is focused on building long-term value for shareholders by maximizing the potential of its projects and progressing towards development. Compensation is paid to its executive officers for furthering these objectives.

The share price performance trend illustrated within this chart does not necessarily reflect the trend in the Company’s compensation to executive officers over the same time period. Alignment with shareholders is nonetheless achieved by awarding a significant portion of compensation in the form of option-based awards, which only create value for recipients if the share price has increased over the term of the option.

Summary Compensation

The following table sets out, for the three most recently completed financial years, the compensation paid to or earned by each of the NEOs.

Summary Compensation Table

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards (1)(2) ($)	Annual Incentive Plan (3) ($)	All Other Compensation ($)	Total Compensation ($)
Trent Mell	2023	390,769	461,628	256,944	25,000	1,430	1,135,771
CEO	2022	399,229	96,635	270,915	25,000	-	791,779
	2021	359,061	206,703	-	295,000	-	860,764
David Allen (4)	2023	-	-	-	-	-	-
CFO	2022	-	-	-	-	-	-
	2021	-	-	-	-	-	-
Peter Park (5)	2023	105,769	-	55,920	-	494	162,183
Former CFO	2022	-	-	-	-	-	-
	2021	-	-	-	-	-	-
Craig Cunningham (6)	2023	156,154	37,500	48,177	35,000	718	277,549
Former CFO	2022	154,000	-	137,666	35,000	-	326,666
	2021	-	-	-	-	-	-
Mark Trevisiol(7)	2023	241,000	183,516	77,083	-	1,375	502,974
VP, Project	2022	258,333	20,907	80,241	25,000	-	384,481
Development	2021	250,000	36,250	-	20,000	-	306,250
Michael Insulan(7)	2023	240,000	145,001	-	-	-	385,001
VP, Commercial	2022	224,167	20,907	42,116	25,000	-	312,190
	2021	200,000	25,500	79,977	-	-	305,477
Joe Racanelli (8)	2023	221,673	-	48,177	30,000	1,186	301,039
Former VP, Investor	2022	152,423	-	78,572	35,000	-	265,995
Relations	2021	-	-	-	-	-	-

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Notes:

(1)	Fair value of incentive stock option grants calculated using the Black-Scholes model.

(2)	This column includes the grant date fair value of all Options granted by the Company to the NEOs during the indicated year. All grant date fair values equal the accounting fair values determined for financial reporting purposes in accordance with IFRS 2 Share-based Payment and were estimated using the Black-Scholes option pricing model. The Black-Scholes options pricing model has been used to determine grant date fair value due to its wide acceptance across the industry as an option valuation model, and because it is the same model the Company uses to value options for financial reporting purposes.

(3)	Management bonuses were paid based on achieving certain corporate objectives for the applicable years.

(4)	David Allen was appointed CFO on January 1, 2024.

(5)	Mr. Park was appointed CFO on July 1, 2023, he resigned as the CFO on December 31, 2023 and was replaced by David Allen, as current Chief Financial Officer of the Company on January 1, 2024.

(6)	Mr. Cunningham was appointed CFO on June 8, 2022, he resigned as the CFO on June 30, 2023 and was replaced by Peter Park, as Chief Financial Officer of the Company.

(7)	Messrs. Trevisiol and Insulan became NEOs in 2021 after Mr. Trevisiol joined the Company in 2020 and Mr. Insulan joined in 2021.

(8)	Mr. Racanelli became an NEO when he joined the Company in 2022.

Senior Leadership Team

Trent Mell – Chief Executive Officer

On February 15, 2017, Trent Mell entered into an employment agreement with the Company (the “Mell Agreement”) and was subsequently appointed as President and Chief Executive Officer of the Company on March 2, 2017. Mr. Mell was paid an annual base salary of $400,000 in 2022. In January 2023, the Company signed a revised contract with Mr. Mell, outlining a bonus potential of up to 100% of base salary, contingent upon achieving corporate objectives agreed upon with the Board.

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Peter Park – Former Chief Financial Officer

On July 1, 2023, Peter Park entered into an employment agreement with the Company (the “Park Agreement”) and was appointed as Chief Financial Officer of the Company. Mr. Park was paid an annual base salary of $220,000. Mr. Park resigned from the Company on December 31, 2023 and was replaced by David Allen, current Chief Financial Officer of the Company.

Craig Cunningham – Former Chief Financial Officer

On June 8, 2022, Craig Cunningham entered into an employment agreement with the Company (the “Cunningham Agreement”) and was appointed as Chief Financial Officer of the Company. Mr. Cunningham was paid an annual base salary of $280,000. His target bonus was 50% of base salary and a maximum bonus potential of 75% of base salary, contingent upon achieving corporate objectives agreed upon with the Board. Mr. Cunningham resigned from the Company on June 30, 2023 and was replaced by Peter Park, as Chief Financial Officer of the Company.

Mark Trevisiol – Vice President, Project Development

On July 23, 2020, Mark Trevisiol entered into an agreement with the Company (the “Trevisiol Agreement”), and was subsequently appointed as Vice-President, Projects. Mr. Trevisiol is paid an annual base salary of $270,000 with a target bonus was 50% of base salary, contingent upon achieving corporate objectives to be agreed upon with the Board and CEO. The Trevisiol Agreement was amended in January 2023 to include provisions for payment upon termination following a change of control of the Company, as described below.

Michael Insulan – Vice President, Commercial

On December 23, 2020, Michael Insulan entered into an agreement with the Company (the “Insulan Agreement”), and was subsequently appointed as Vice President, Commercial. Mr. Insulan is paid an annual base salary of $240,000. He has a target bonus of 40% of base salary, contingent upon achieving corporate objectives to be agreed upon with the Board. The Insulan Agreement was amended in January 2023 to include provisions for payment upon termination following a change of control of the Company, as described below.

Joe Racanelli – Vice President, Investor Relations

On May 24, 2022, Joe Racanelli entered into an agreement with the Company (the “Racanelli Agreement”), and was subsequently appointed as Vice President, Investor Relations. Mr. Racanelli was paid an annual base salary of $215,000, with a target bonus of 35% of base salary, contingent upon achieving corporate objectives to be agreed upon with the Board and CEO. Mr. Racanelli resigned from the Company on December 15, 2023.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all share-based and option-based awards outstanding for the Named Executive Officers as of December 31, 2023:

	Option-Based Awards					Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Exercise Price ($)	Expiry Date	Value of Unexercised in-the-money Options (1) ($)	Number of Share- Based Awards – Unvested (#)	Market Value of Share- Based Awards – Unvested (2) ($)	Number of Share- Based Awards – Vested (#)	Market Value of Share- Based Awards – Vested (2) ($)
Trent Mell	17,593	2.52	Sep. 4, 2024	-	193,869	96,935	54,185	27,092
	40,741	2.52	Jul. 10, 2025	-	-	-	-	-
	81,849	5.40	Jan. 19, 2027	-	-	-	-	-
	40,000	3.21	Nov. 11, 2027	-	-	-	-	-
	173,611	2.40	Mar. 10, 2027	-	-	-	-	-
David Allen	-	-	-	-	-	-	-	-
Peter Park	50,000	1.04	Aug. 21, 2028	-	-	-	-	-
Craig Cunningham	40,000	4.90	June 7, 2027	-	-	-	-	-
	15,000	3.21	Nov. 11, 2027	-	-	-	-	-
	32,552	2.40	Mar. 10, 2027	-	-	-	-	-
Mark Trevisiol	27,778	2.61	Aug. 27, 2025	-	101,858	50,929	23,253	11,627
	17,708	5.40	Jan. 19, 2027	-	-	-	-	-
	20,000	3.21	Nov. 11, 2027	-	-	-	-	-
	52,083	2.40	Mar. 10, 2027	-	-	-	-	-
Michael Insulan	27,778	6.21	Apr. 16, 2026	-	61,806	30,903	4,502	2,251
	17,708	5.40	Jan. 19, 2027	-	-	-	-	-
Joe Racanelli	19,444	4.63	May 24, 2027	-	-	-	-	-
	15,000	3.21	Nov. 11, 2027	-	-	-	-	-
	32,552	2.40	Mar. 10, 2027	-	-	-	-	-

Notes:

(1)	The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of $0.50 for the Common Shares on the TSXV on December 29, 2023 and the exercise price of the Options, multiplied by the number of unexercised Options.

(2)	The “market value of share-based awards” is calculated as the number of share-based awards multiplied by the closing price of $0.50 for the Common Shares on the TSXV on December 29, 2023.

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Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned for each Named Executive Officer during the financial year ended December 31, 2023:

Name	Option Based Awards – Value Vested During the Year (1) ($)	Share Based Awards – Value Vested During the Year (2) ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year(3) ($)
Trent Mell	-	11,933	25,000
David Allen	-	-	-
Peter Park	-	-	-
Craig Cunningham	-	-	35,000
Mark Trevisiol	-	12,083	-
Michael Insulan	-	-	-
Joe Racanelli	-	-	30,000

Notes:

(1)	The “value vested during the year” is calculated based on the positive difference between the closing price for the Common Shares on the TSXV as of the date of vesting and the exercise price of the Options, multiplied by the number of vested Options. All Options granted to the NEOs had an exercise price equal to the closing price of the Company’s Common Shares as of the date of grant.

(2)	The “Share Based Awards” encompass the PSUs, RSUs and DSUs that vested during 2023. The value reflects the value of the Common Shares issuable to each individual on the vesting date.

(3)	The “Non-Equity Incentive Plan Compensation – Value Earned During the Year” represents short term incentive bonus amounts earned in 2023 and paid in 2024.

Pension Benefits

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

Termination and Change of Control Benefits

In accordance with the terms of the Mell Agreement, the Company may terminate the executive at any time without further obligation by providing notice based on the length of employment of each executive. Mr. Mell would be entitled to receive a payment equivalent to 24 months’ salary and bonus in the event the agreement is terminated without cause. The Company has also entered into a change of control agreement with Mr. Mell, pursuant to which Mr. Mell would be entitled to payments equivalent to the above in the event he is terminated within 12 months of a change of control event. A change of control event is defined as another party acquiring a controlling position in the Common Shares of the Company. Upon any of the termination or change of control payments noted above, there are no associated conditions for the terminated officers such as non-compete clauses. Mr. Mell must continue to adhere to his confidentiality requirements under the Company’s existing policies.

There are no change of control provisions under the Allen Agreement. The Allen Agreement terminates on May 31, 2024, unless otherwise extended.

In January 2023, the Insulan Agreement was amended to include a change of control agreements pursuant to which Mr. Insulan would be entitled to payments equivalent 12 months’ salary and bonus in the event the agreement is terminated without cause.

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The Trevisiol Agreement was also amended in January 2023 to include a change of control agreements pursuant to which Mr. Trevisiol would be entitled to payments equivalent 18 months’ salary and bonus in the event the agreement is terminated without cause.

The following table discloses the estimated amounts payable to those NEOs under a termination or change of control. Amounts disclosed in the table below assume that the NEOs termination of employment and/or change of control occurred on December 31, 2023.

NEO	Payment due upon Termination ($)	Payment due upon Change of Control ($)
Trent Mell	1,600,000	1,600,000
David Allen	Nil	Nil
Mark Trevisiol	607,500	607,500
Michael Insulan	345,600	345,600

The remaining NEOs, being Messrs. Park, Cunningham and Racanelli, resigned from the Company during the year ended December 31, 2023.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information regarding the number of Common Shares to be issued upon the exercise of outstanding Options and exercise of current PSUs, RSUs and DSUs and the weighted-average exercise price of the outstanding Options in connection with the 2022 Amended and Restated LTIP as at December 31, 2023:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, PSUs, RSUs and DSUs	Weighted- average exercise price of outstanding options	Number of Common Shares remaining available for future issuance under equity compensation plans (1)
Equity compensation plans approved by security holders
Options	772,568	$1.97	2,227,432
DSUs	616,163		-216,163
RSUs	533,153		-183,153
PSUs	34,029		315,971
Total	1,955,913		2,144,087
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	1,955,913	$1.97	2,144,087

Notes:

(1)	The aggregate number of Common Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all awards granted under the 2022 Amended and Restated LTIP, together with all other established security-based compensation arrangements of the Company, shall not exceed 4,100,000.

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Other Compensation Matters

Proportion of Common Shares Held by Directors and Executive Officers

Collectively, as of the date hereof, the directors and executive officers of the Company, as a group, own directly or indirectly 671,083 Common Shares representing approximately 1.03% of the issued and outstanding Common Shares.

DIRECTOR COMPENSATION

The following table discloses the particulars of the compensation provided to the non-executive directors of the Company for the financial year ended December 31, 2023:

Non-Executive Director Compensation
(Financial Year Ended December 31, 2022)

Name	Annual Fees – Cash ($)	Share-Based Awards ($)	Option- Based Awards (1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All Other Compensation ($)	Total Compensation ($)
John Pollesel(2)	40,000	109,422	Nil	Nil	Nil	Nil	149,422
C.L. “Butch” Otter(3)	80,000	52,873	Nil	Nil	Nil	Nil	132,873
Susan Uthayakumar(4)	-	73,173	Nil	Nil	Nil	Nil	73,173
Garett Macdonald(5)	17,060	40,001	Nil	Nil	Nil	Nil	57,061

Notes:

(1)	Fair value of incentive stock option grants calculated using the Black-Scholes model.

(2)	John Pollesel was appointed as a director of the Company on May 17, 2017 and was granted 72,360 DSUs in 2023.

(3)	C.L. “Butch” Otter was appointed as a director of the Company on February 21, 2019 and was granted 33,742 DSUs in 2023.

(4)	Susan Uthayakumar was appointed as a director of the Company on October 1, 2019 and was granted 61,208 DSUs in 2023.

(5)	Garett Macdonald was appointed as a director of the Company on June 4, 2018 and was granted 16,667 DSUs in 2023. Mr. Macdonald resigned as a director of the Company on May 17, 2023.

Narrative Discussion

The Company recognizes the contribution that its directors make to the Company and seeks to compensate them accordingly. Compensation of directors of the Company is reviewed annually and determined by the Board. The level of compensation for directors is determined after consideration of various relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the Company’s financial resources.

Executive Compensation-Related Fees

In 2023, the Company paid $60,000 to for compensation consultation fees to PM Search Partners.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all awards outstanding for each of the non-executive directors of the Company as of December 31, 2023:

	Option-Based Awards						Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Exercise Price ($)	Expiry Date	Value of Unexercised in-the- money Options (1) ($)	Number of Share- Based Awards – Unvested (#)	Market Value of Share- Based Awards – Unvested ($)	Number of Share-Based Awards – Vested (#)	Market Value of Share-Based Awards – Vested (2) ($)
John Pollesel	16,667 22,222	2.52 5.40	Sep. 4, 2024 Jan. 19, 2027	- -	- -	- -	138,220 -	69,110 -
C.L. “Butch” Otter	55,556 16,667 11,111	3.24 2.52 5.40	Feb. 21, 2024 Sep. 4, 2024 Jan. 19, 2027	- - -	- - -	- - -	62,518 - -	31,259 - -
Susan Uthayakumar	16,667 11,111	2.88 5.40	Oct. 1, 2024 Jan. 19, 2027	- -	- -	- -	68,264 -	34,132 -
Garett Macdonald (3)	16,667 11,111	2.52 5.40	Sep. 4, 2024 Jan. 19, 2027	- -	- -	- -	45,307 -	22,654 -

Notes:

(1)	The “value of unexercised in-the-money options” is calculated based on the difference between the closing price of $0.50 for the Common Shares on the TSXV on December 29, 2023 and the exercise price of the Options, multiplied by the number of unexercised Options.

(2)	The “market value of share-based awards” is calculated as the number of share-based awards multiplied by the closing price of $0.50 for the Common Shares on the TSXV on December 29, 2023.

(3)	Mr. Macdonald resigned as a director of the Company on May 17, 2023.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of all incentive plan awards vested or earned by each non-executive director of the Company during the financial year ended December 31, 2023:

Name	Option Based Awards – Value Vested During the Year (1)	Share Based Awards – Value Vested During the Year (2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year
John Pollesel	-	109,422	-
C.L. “Butch” Otter	-	52,873	-
Susan Uthayakumar	-	73,173	-
Garett Macdonald(3)	-	40,001	-

Notes:

(1)	The “value vested during the year” is calculated based on the positive difference between the closing price for the Common Shares on the TSXV as of the date of vesting and the exercise price of the Options, multiplied by the number of vested Options.

(2)	The “Share Based Awards” encompass the DSUs that vested during 2023. The value reflects the value of the Common Shares issuable to each individual on the DSU vesting date, which is the grant date.

(3)	Mr. Macdonald resigned as a director of the Company on May 17, 2023.

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